CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,000,000	$223.20

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $153,123.78 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $223.20 offset against the registration fee due for this offering and of which $152,900.58 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 325 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 167-A-II dated October 7, 2009	Registration Statement No. 333-155535 Dated October 8, 2009 Rule 424(b)(2)

Structured Investments	$4,000,000 Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index due October 20, 2010

General

  The notes are designed for investors who seek an uncapped leveraged return linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index as described below. Investors should be willing to forgo interim interest payments over the term of the notes and, if the Index declines or, in certain circumstances, does not appreciate sufficiently, be willing to lose some or all of their principal and some or all of the Aggregate Interest Amount.
  You may elect to redeem your notes on any business day prior to maturity. See “Additional Key Terms — Optional Early Redemption” in this pricing supplement for more information.
  Your notes are subject to early mandatory redemption upon certain events. If an early redemption occurs, you may lose some or all of your initial investment and may lose some or all of the Aggregate Interest Amount. Please see “Additional Key Terms — Early Redemption Events” in this pricing supplement for more information.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 20, 2010†
  Minimum denominations of $1,000 and integral multiples thereof
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 167-A-II, will supersede the terms set forth in product supplement no. 167-A-II. In particular, the Interest Rate will be calculated as set forth below. Please refer to “Key Terms —Interest Rate” in this pricing supplement for more information.
  The notes priced on October 8, 2009 and are expected to settle on or about October 13, 2009.

Key Terms

Index:

JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index (the “Core Commodity-IGAR Sigma Long-Short” or the “Index”). The value of the Core Commodity-IGAR Sigma Long-Short is published each trading day under the Bloomberg ticker symbol “CMDSLSTR”. For more information on the Index, please see “JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index” on page PS-2 of this pricing supplement.

Payment at Maturity:

Your payment at maturity per $1,000 principal amount note will be the greater of (a) zero and (b) an amount calculated as follows:

$1,000 x [1 + (Index Return – Fee Percentage – T-Bill Return) x Leverage Factor] + Aggregate Interest Amount

For more information about the impact of Early Redemption Events (which will cause the early acceleration of any and all amounts due and payable under the terms of the notes), please see “Additional Key Terms — Early Redemption Events” in this pricing supplement and “Description of Notes — Early Redemption Events” in the accompanying product supplement no. 167-A-II.

You may lose some or all of your investment and may lose some or all of the Aggregate Interest Amount at the Scheduled Maturity Date or upon early redemption. Because the Fee Percentage and T-Bill Return will reduce your final payment, you may lose some of your investment and may lose some or all of the Aggregate Interest Amount at the Scheduled Maturity Date or upon early redemption even if the Ending Index Level increases from the Initial Index Level.

Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1326.510.
Ending Index Level:	The Index closing level on the Observation Date.
Fee Percentage:

1.60% multiplied by a fraction, the numerator of which is the actual number of calendar days in the period from, and including, the settlement date to, but excluding, the Scheduled Maturity Date and the denominator of which is 360.

T-Bill Return:	The T-Bill Return will be a rate calculated by compounding the T-Bill Rate on each calendar day during the period from, and including, the pricing date to, but excluding, the Observation Date.
T-Bill Rate:

The 3-month weekly auction high discount rate for U.S. Treasury Bills published on the Bloomberg Screen USB3MTA Page (or any successor page) or, if such rate does not appear on such page (or any successor page) on such day, a rate determined by the calculation agent in good faith and a commercially reasonable manner.

Leverage Factor:	3
Aggregate Interest Amount:

With respect to the Maturity Date, for each $1,000 principal amount note, an amount equal to any Interest Amounts previously accrued and unpaid during the final Interest Accrual Period and any preceding Interest Accrual Periods. Notwithstanding anything to the contrary, the Aggregate Interest Amount will only be paid on the Maturity Date relating to any note.

Interest Amount:

With respect to any Interest Accrual Period, for each $1,000 principal amount note, an amount equal to (a) $1,000 plus any Interest Amount(s) previously accrued and unpaid during any preceding Interest Accrual Period(s), multiplied by (b) the Interest Rate multiplied by (c) a fraction, the numerator of which is the actual number of days from and including the last Interest Accrual Date to, but excluding, the next succeeding Interest Accrual Date and the denominator of which is 365.

Interest Rate:	A per annum rate equal to the LIBOR Rate plus the LIBOR Spread, as determined by the calculation agent, provided that in no event will the Interest Rate be less than zero.
LIBOR Rate:

The London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity that appears on Reuters page “LIBOR01” (or any successor page) at approximately 11:00 a.m., London time, on the LIBOR Determination Date. If on such LIBOR Determination Date the LIBOR Rate cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine the LIBOR Rate in accordance with the procedures set forth under “Description of the Notes — Payment at Maturity” in the accompanying product supplement no. 167-A-II.

LIBOR Determination Date:	The second Business Day immediately preceding each Interest Accrual Period.
Designated Maturity:	Three Months
LIBOR Spread:	-0.30%
Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.
†

Subject to redemption in the event of an Early Redemption Event as described under “Description of Notes — Early Redemption Events” in the accompanying product supplement no. 167-A-II and to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 167-A-II.

Investing in the Principal-at-Risk Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 167-A-II and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$22.50	$977.50

Total	$4,000,000	$90,000	$3,910,000

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $22.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-76 of the accompanying product supplement no. 167-A-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

October 8, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, the more detailed information contained in product supplement no. 167-A-II dated October 7, 2009 and the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Index Rules dated June 15, 2009 and filed on June 17, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 7, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 167-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 167-A-II dated October 7, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003843/e36716-424b2.pdf

  JPMorgan Core Commodity Investable Global Asset Rotator Sigma Index Rules dated June 15, 2009 and filed on June 17, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002421/e35705_fwp.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

Interest Accrual Periods:

The initial Interest Accrual Period will be the period from and including the issue date of the notes to, but excluding, the first Interest Accrual Date, and any subsequent Interest Accrual Period will be the period from and including the prior Interest Accrual Date to, but excluding, the next succeeding Interest Accrual Date.

Interest Accrual Dates:

January 15, 2010, April 15, 2010, July 15, 2010 and October 15, 2010, provided that if the Observation Date is adjusted, as described in “Observation Date” below, the final Interest Accrual Date will be the Observation Date, as adjusted.

Early Redemption Events:

Any and all amounts due and owing under the notes will be subject to acceleration upon the occurrence of one of the following events:

  an Optional Early Redemption;
  a Mandatory Early Redemption following an Index Decline; or
  a Mandatory Early Redemption following a commodity hedging disruption event.

If the notes are redeemed pursuant to an Early Redemption Event, the Observation Date will be accelerated to the Early Redemption Notice Date, provided, however that the accelerated Observation Date will be subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 167-A-II. After your notes are redeemed pursuant to an Early Redemption Event, no further amounts will be owed to you under the notes. If the notes are redeemed pursuant to an Early Redemption Event, your payment at maturity, as accelerated, will be made on the Maturity Date, as accelerated, according to the formula set forth in “Key Terms — Payment at Maturity” on the cover of this pricing supplement.

Early Redemption Notice Date:

If the notes are redeemed pursuant to an Early Redemption Event, the Early Redemption Notice Date will be (i) in the case of an Optional Early Redemption, the business day on which you notify us of your desire to redeem the notes by taking the steps described in “Optional Early Redemption” or (ii) in the case of a Mandatory Early Redemption, the business day on which we provide, or cause the calculation agent to provide, written notice of a Mandatory Early Redemption, which will be no earlier than the business day immediately following, and no later than ten business days immediately following, the day on which the Index Decline or commodity hedging disruption event, as applicable, occurred, as described in “Mandatory Early Redemption” below.

Optional Early Redemption:

Subject to the requirements described in the accompanying product supplement no. 167-A-II, prior to the Scheduled Maturity Date, on any business day you may elect to redeem the notes by delivering a notice of early redemption, in substantially the form attached as Annex A to this pricing supplement, to us via email to commodities_institutional_sales_New_York@jpmchase.com, no later than 10:00 a.m., New York City time on such business day (the “Early Redemption Notice Date”). For more information on Optional Early Redemptions please see “Description of Notes — Early Redemption Events — Optional Early Redemption” in the accompany product supplement no. 167-A-II.

Mandatory Early Redemption:

Subject to the requirements described in the accompanying product supplement no. 167-A-II, the notes will be subject to mandatory redemption by us prior to the Scheduled Maturity Date if (i) the Index closing level on any trading day is less than the Initial Index Level by a percentage greater than or equal to the Index Decline Percentage (such event, an “Index Decline”) or (ii) a commodity hedging disruption event has occurred.

If the Ending Index Level on the accelerated Observation Date declines from the Initial Index Level or does not appreciate enough you may lose some or all of your investment. For more information on Mandatory Early Redemptions, see “Description of Notes — Early Redemption Events — Mandatory Early Redemption” in the accompanying product supplement no. 167-A-II.

Index Decline Percentage:	15%

(continued on next page)

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index	PS-1

Additional Key Terms (continued)
Observation Date:

October 15, 2010, which is subject to acceleration following an Early Redemption Event and to postponement in the event of a market disruption event, as described under “Description of Notes — Early Redemption Events” and “Description of Notes — Payment at Maturity,” respectively, in the accompanying product supplement no. 167-A-II.

Scheduled Maturity Date:	October 20, 2010
Maturity Date:

The Scheduled Maturity Date, provided, however that if an Early Redemption Event occurs, the Maturity Date will be the third Business Day following the Observation Date, as accelerated; provided, further that if due to a market disruption event or otherwise, the Observation Date is postponed so that it falls less than three business days prior to the Maturity Date, the Maturity Date will be the third business day following the Observation Date, as postponed.

Calculation Agent:	J.P. Morgan Securities Inc. (“JPMSI”)
CUSIP:	48124ABE6

JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index

The JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index (the “Core Commodity-IGAR Sigma Long-Short” or the “Index”) was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Core Commodity-IGAR Sigma Long-Short references the value of a synthetic portfolio selected from a limited universe of commodity constituents, each of which is a component of the S&P GSCITM Index (“S&P GSCITM“) and is intended to serve as a benchmark value for a particular commodity. The Core Commodity-IGAR Sigma Long-Short is a total return index. A total return index reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index plus interest that could be earned on funds committed to the trading of the underlying futures contracts. However, the T-Bill Return deduction in the calculation of the payment on the notes at maturity will offset, in whole or in part, the additional return provided by the total return feature of the Index.

Historical performance data for each constituent is run through the Core Commodity-IGAR Sigma Long-Short algorithms on a monthly basis. The algorithms test each constituent’s performance and consistency. The performance algorithm tests the year-over-year performance for each constituent, and the consistency tests filter out constituents that have not demonstrated consistent positive or negative monthly performance over a one-year period, attributing greater weight to more recent monthly periods. The reversal tests further filter out constituents that, although showing consistent recent increases or decreases, as applicable, in price, have shown a rapid reversal from the previously indicated momentum signal.

Up to seven constituents that are ranked with the strongest positive performance and successfully pass the long consistency and reversal tests are assigned a long-short target weight of one-seventh (1/7) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-seventh will apply to each of the strongest constituents even if their number is less than seven. Up to seven constituents that are ranked with the weakest negative performance (i.e., the weakest performance) and successfully pass the short consistency and reversal tests are assigned a long-short target weight of minus one-seventh (-1/7) in the synthetic portfolio until the next monthly rebalancing. The weighting of minus one-seventh (-1/7) will apply to each of the weakest constituents even if their number is less than seven. The remaining constituents are assigned a weight of zero percent (0%). The commodity exposure of the Core Commodity-IGAR Sigma Long-Short is adjusted by a volatility control factor. The volatility control factor seeks to reduce the volatility of the Core Commodity-IGAR Sigma Long-Short by adjusting downward the exposure to the Index’s commodity constituents. In order to calculate the volatility control factor, the calculation agent references a volatility calculation portfolio, which is the synthetic portfolio of the Index, assuming a volatility control factor of one and a Treasury Bill return of zero and ignoring the impact of limit days. The calculation agent then references the historical volatility of such portfolio over two volatility observation periods, the trailing 21 trading days and the trailing 63 trading days. If the historical volatility of the volatility calculation portfolio over two volatility observation periods is greater than a target volatility of 20% per annum, the exposure to the constituents will be adjusted by a volatility control factor equal to 20% divided by the greater of the historical volatility of the two volatility observation periods, provided that such factor cannot be greater than one. The volatility control factor is adjusted monthly in connection with the rebalancing of the constituents.

The value of the Core Commodity-IGAR Sigma Long-Short is published each trading day under the Bloomberg ticker symbol “CMDSLSTR.”

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Index Return by the Leverage Factor of 3. The notes are not subject to a predetermined maximum gain and, accordingly, your payment at maturity will be determined by the return of the Index, the Fee Percentage, the T-Bill Return, the Leverage Factor and the Aggregate Interest Amount. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING CERTAIN SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index. The Core Commodity-IGAR Sigma Long-Short references the value of a synthetic portfolio drawn from certain constituents of the S&P GSCITM using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive or negative trends in the U.S. dollar level of the constituents on the assumption that if particular constituents performed well in the past, they will continue to perform well in the future. See “The JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index” in the accompanying product supplement no. 167-A-II.
  OPTIONAL EARLY REDEMPTION — Prior to the Scheduled Maturity Date, you may notify us of your desire to redeem the notes on any business day. If you request that we redeem your notes, subject to the notification requirements and the other terms and conditions set forth in the accompanying product supplement 167-A-II and this pricing supplement, the Observation Date and Maturity Date will be accelerated and for each $1,000 principal amount note you will receive a cash payment on the Maturity Date, as accelerated, that will be based on the “Payment at Maturity,” as set forth on the cover of this pricing supplement.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index	PS-2

  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 167-A-II. We intend to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in S&P GSCITMconstituents, in any of the commodities whose futures contracts determine the levels of S&P GSCITM constituents or the constituents of the Core Commodity-IGAR Sigma Long-Short, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 167-A-II dated October 7, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The amount payable at maturity will depend on the Index Return, as well as on the Fee Percentage, the T-Bill Return, the Leverage Factor and the Aggregate Interest Amount. You may lose some or all of your investment at maturity or upon early redemption even if the Ending Index Level is greater than zero. Disregarding the Aggregate Interest Amount, because the Fee Percentage and T-Bill Return reduce your final payment, the Ending Index Level will need to increase relative to the Starting Index Level in an amount at least equal to the percentage of the principal amount represented by the Fee Percentage and T-Bill Return in order for you to receive at least the principal amount of your investment upon early redemption or at maturity. Disregarding the Aggregate Interest Amount, if the increase in the Ending Basket Level is insufficient to offset the negative effect of the Fee Percentage and T-Bill Return, or if the Ending Index Level is less than the Initial Index Level, you will lose some or all of your investment and may lose some or all of the Aggregate Interest Amount upon early redemption or at maturity, as applicable.
  THE FEE PERCENTAGE AND THE T-BILL RETURN WILL REDUCE YOUR FINAL PAYMENT — As part of the calculation of your payment at maturity, the Fee Percentage and the T-Bill Return will be subtracted from the Index Return. Even though the notes are linked to a total return index, the T-Bill Return deduction in the calculation of your payment at maturity will offset, in whole or in part, the additional return provided by the total return feature of the Index. Because the Fee Percentage and the T-Bill Return will reduce your final payment, you may lose some of your investment and may lose some or all of the Aggregate Interest Amount at maturity or upon early redemption even if the Ending Index Level increases from the Initial Index Level.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes upon early redemption or at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  THE FEE PERCENTAGE WILL BE NOT BE REDUCED IF AN EARLY REDEMPTION EVENT OCCURS — The Fee Percentage will equal 1.60%, multiplied by a fraction, the numerator of which is the actual number of calendar days in the period from, and including, the settlement date to, but excluding, the Scheduled Maturity Date and the denominator of which is 360. If an Early Redemption Event occurs prior to the Scheduled Maturity Date, the Fee Percentage will not be reduced.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index	PS-3

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes until early redemption or maturity.
  IF THE NOTES ARE REDEEMED FOLLOWING AN EARLY REDEMPTION EVENT, THE AGGREGATE INTEREST AMOUNT AS OF THE MATURITY DATE, AS ACCELERATED, WILL BE LESS THAN THE AGGREGATE INTEREST AMOUNT THAT WOULD HAVE EXISTED AS OF THE SCHEDULED MATURITY DATE — If the notes are redeemed pursuant to an Early Redemption Event, the final Interest Accrual Date will be the Observation Date, as accelerated. As a result, the Aggregate Interest Amount that will be a factor in the calculation of your payment at maturity will be less than the Aggregate Interest Amount that would have been a factor in the calculation of your payment at maturity if the notes had not been redeemed prior to the Scheduled Maturity Date. In addition, your return on the notes following an Early Redemption Event may be less than the return that the notes would have earned if they had been held to the Scheduled Maturity Date and you may not be able to reinvest your funds in an investment that provides the same return provided by the notes.
  BECAUSE THE NOTES DO NOT PAY INTERIM INTEREST AMOUNTS, YOU WILL BE UNABLE TO REINVEST ANY ACCRUED INTEREST ON THE NOTES INTO AN ALTERNATIVE INVESTMENT PRIOR TO THE MATURITY DATE — The Aggregate Interest Amount, which is equal to any Interest Amount(s) previously accrued and unpaid during the final Interest Accrual Period and any preceding Interest Accrual Period(s), will only be paid at the Maturity Date relating to any note. Although any Interest Amount(s) previously accrued and unpaid during any preceding Interest Accrual Period(s) are added to the principal amount of each note for purposes of calculating the Interest Amount for any Interest Accrual Period, you will not be able to reinvest such accrued and unpaid Interest Amount(s) in an alternative investment prior to the Maturity Date.
  IF YOU EXERCISE YOUR RIGHT TO AN OPTIONAL EARLY REDEMPTION, YOU WILL NOT KNOW THE PAYMENT THAT YOU WILL RECEIVE AT THE TIME YOU EXERCISE THIS RIGHT — If you decide to exercise your right to an Optional Early Redemption, you will not know the amount of the payment that you will receive at the time that you exercise this right. Following an exercise of your Optional Early Redemption right, the Observation Date for the notes to be redeemed will be deemed to occur on the Early Redemption Notice Date, subject to postponement if such date is not a trading day with respect to the Index or if there is a market disruption event with respect to the Index on such date. Because your notice to us to redeem your notes is irrevocable, and the Ending Index Level on the Observation Date, as accelerated, will not be set at the time you exercise your Optional Early Redemption right, you will be exposed to market risk in the event the market fluctuates after you exercise your Optional Early Redemption right.
  UNDER CERTAIN CONDITIONS, WE MAY BE REQUIRED TO REDEEM YOUR NOTES EARLY — If the Index closing level on any trading day is less than the Initial Index Level by a percentage greater than or equal to the Index Decline Percentage or if a commodity hedging disruption event occurs, a Mandatory Early Redemption will be triggered and we will accelerate the Observation Date, Maturity Date and payment on your notes. In this case, the Observation Date, as accelerated, will be the Early Redemption Notice Date, which will be the business day on which we provide, or cause the calculation agent to provide, written notice to the trustee of a Mandatory Early Redemption, which will be no earlier than the business day immediately following, and no later than ten business days immediately following, the day on which the Index Decline or commodity hedging disruption event, as applicable, occurred. If the Ending Index Level on the accelerated Observation Date declines from the Initial Index Level or does not increase sufficiently to offset the negative effect of the Fee Percentage and the T-Bill Return, you will lose some or all of your entire investment and may lose some or all of the Aggregate Interest Amount. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment.
  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the constituents included from time to time in the Core Commodity-IGAR Sigma Long-Short, and thus the value of your notes, in unpredictable or unanticipated ways. The Core Commodity-IGAR Sigma Long-Short provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index	PS-4

  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the constituents of the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. The United States Congress has considered legislation that might, if enacted, establish limits on positions in commodity futures contracts or eliminate or modify exemptions from already-existing position limits. Such restrictions may result in the C-IGAR Sigma Calculation Agent exercising its discretionary right under the Index Rules to exclude or substitute constituents of the Index, which may, in turn, have a negative effect on the level of the Index and your payment at maturity. Please see “The JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index — Extraordinary Events Affecting the Core Commodity-IGAR Sigma Long-Short Index and Its Constituents” in the accompanying product supplement no. 167-A-II for more information. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case a Mandatory Early Redemption will be triggered and we will accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “Description of Notes — Early Redemption Events.” and “General Terms of Notes — Market Disruption Event” in the accompanying product supplement no. 167-A-II for more information.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE CORE COMMODITY-IGAR SIGMA LONG-SHORT’S MOMENTUM INVESTMENT STRATEGY — The Core Commodity-IGAR Sigma Long-Short employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive and negative market price trends based on the supposition that consistent positive and negative market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Core Commodity-IGAR Sigma Long-Short strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike, or has experienced price increases, but after which experiences a sudden price decline. Further, the rules of the Core Commodity-IGAR Sigma Long-Short limit exposure to rapidly appreciating or depreciating constituents. This is because the Core Commodity-IGAR Sigma Long-Short rebalances its exposure to constituents each month so that the exposure to any one constituent does not exceed one-seventh of the total long or short synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating or depreciating constituent. Because the rules of the Core Commodity-IGAR Sigma Long-Short limit the synthetic portfolio to holding only to constituents that have shown consistent positive or negative price appreciation, the synthetic portfolio may experience periods where it holds few or no constituents, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies, or be able to capture gains from other appreciating or depreciating assets in the market that are not included in the universe of constituents.
  THE LONG AND SHORT REVERSAL TESTS USED BY THE CORE COMMODITY-IGAR SIGMA LONG-SHORT TO SELECT THE CONSTITUENTS MAY REDUCE YOUR EXPOSURE TO A CONSTITUENT EXPERIENCING ONLY A SHORT-TERM REVERSAL IN MOMENTUM OR MAY NOT EXCLUDE CONSTITUENTS EXPERIENCING SUSTAINED SMALL REVERSALS — In selecting the constituents of the Core Commodity-IGAR Sigma Long-Short on each monthly rebalancing selection date, in addition to the momentum exhibited by the potential constituents, a long reversal test and a short reversal test are employed to exclude potential constituents which, despite consistent past performance, display a recent reversal of greater than 10% when compared to the previous month’s performance. Consequently, the Index may fail to realize gains that could occur if an excluded potential constituent experiences only a short-term reversal and subsequently performs in line with its consistent past performance and were included in the synthetic portfolio underlying the Core Commodity-IGAR Sigma Long-Short. Furthermore, where a constituent’s reversal is less than 10% compared to the previous month’s performance, your exposure will not be reduced and, to the extent such reversal continues, you will remain exposed to losses.
  THE CORE COMMODITY-IGAR SIGMA LONG-SHORT VOLATILITY TARGET MAY BE EXCEEDED AND THE VOLATILITY CONTROL FACTOR MAY REDUCE YOUR EXPOSURE TO ANY POTENTIAL BENEFITS FROM INCREASED VOLATILITY — The Core Commodity-IGAR Sigma Long-Short employs a volatility control factor, which aims to limit exposure to the constituents of the Core Commodity-IGAR Sigma Long-Short at or below a volatility target of 20%, based on the historical realized volatility of the synthetic portfolio underlying the Core Commodity-IGAR Sigma Long-Short over the most recent 63-trading day period and 21-trading day period preceding the relevant monthly rebalancing selection date. Historical realized volatility is based on the synthetic portfolio underlying the Core Commodity-IGAR Sigma Long-Short, but the value of such portfolio, which we refer to as a volatility calculation portfolio, assumes the volatility control factor is equal to one and the relevant Treasury Bill return is equal to zero and ignores the effect of any Limit Days. Because the volatility control factor is determined based on historical realized volatility over the two relevant periods and such adjustment is made monthly in connection with the rebalancing of the constituents, no assurance can be given that the strategy will be successful and the actual realized volatility of the Index may be greater than 20%. Moreover, since the volatility control factor is based on a hypothetical volatility calculation portfolio with certain adjustments set forth above, the calculation of historical realized volatility is an approximation and may be more or less than the historical realized volatility of the actual synthetic portfolio. In addition, because its sole function is to reduce exposure to the constituents of the Core Commodity-IGAR Sigma Long-Short when the historical realized volatility of either of the two relevant periods exceeds the volatility target of 20%, the volatility control factor may limit your exposure at a time when increased volatility would otherwise increase the value of the Core Commodity-IGAR Sigma Long-Short.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index	PS-5

  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMPONENTS OF THE S&P GSCITM, CONSTITUENTS OF THE CORE COMMODITY-IGAR SIGMA LONG-SHORT OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity contracts replicating the constituents of the Core Commodity-IGAR Sigma Long-Short. The Core Commodity-IGAR Sigma Long-Short synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituents. Furthermore, the Core Commodity-IGAR Sigma Long-Short synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituents.
  THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY DUE TO THE USE OF LEVERAGE — The Core Commodity-IGAR Sigma Long-Short employs a technique generally known as “long-short” strategy. As part of this strategy, the sum of the absolute values of the long-short target weights may be greater than 1 and, consequently, the Core Commodity-IGAR Sigma Long-Short may include leverage. Where the synthetic portfolio is leveraged, any price movements in the commodity contracts replicating the constituents may result in greater changes in the value of the Core Commodity-IGAR Sigma Long-Short than if leverage was not used, which in turn could cause you to receive a lower payment at maturity than you would otherwise receive.
  BECAUSE THE CORE COMMODITY-IGAR SIGMA LONG-SHORT MAY INCLUDE NOTIONAL SHORT POSITIONS, THE CORE COMMODITY-IGAR SIGMA LONG-SHORT MAY BE SUBJECT TO ADDITIONAL RISKS — The Core Commodity-IGAR Sigma Long-Short employs a technique generally known as “long-short” strategy. This means the Core Commodity-IGAR Sigma Long-Short could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. It is possible that any notional short position included in the Core Commodity-IGAR Sigma Long-Short may appreciate substantially with an adverse impact on the Core Commodity-IGAR Sigma Long-Short value and your notes.
  THE CORE COMMODITY-IGAR SIGMA LONG-SHORT HAS A LIMITED OPERATING HISTORY — The Core Commodity-IGAR Sigma Long-Short was established on June 15, 2009, and therefore has limited historical performance. Back-testing or similar analysis in respect of the Core Commodity-IGAR Sigma Long-Short must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining the Core Commodity-IGAR Sigma Long-Short values.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interim interest amounts.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as “C-IGAR Sigma Calculation Agent”—the entity that calculates the Index values—and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the C-IGAR Sigma Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the constituents in the Index is not an investment recommendation by us or JPMSL of the constituents, or any of the commodity futures contracts underlying the constituents.
  OUR AFFILIATE, JPMSL, IS THE C-IGAR SIGMA CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL — J.P. Morgan Securities Ltd., which we refer to as JPMSL, one of our affiliates, acts as the C-IGAR Sigma Calculation Agent and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. Although judgments, policies and determinations concerning the Index are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Index closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Index and its constituents;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the constituents are based;
    interest and yield rates in the market generally;
    whether the Index closing level on any trading day is less than the Initial Index Level by a percentage greater than or equal to the Index Decline Percentage;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituents or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituents; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index	PS-6

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Core Commodity-IGAR Sigma Long-Short?

The following table illustrates the hypothetical payment at maturity on the notes. The hypothetical payments at maturity set forth below reflect the Leverage Factor of 3, the Fee Percentage of 1.66222% (calculated in the manner set forth under “Key Terms — Fee Percentage” on the cover of this pricing supplement) and assume an Initial Index Level of 1350, a T-Bill Return of 0.15% and an Aggregate Interest Amount of $10.00. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. For example, the Aggregate Interest Amount will depend on whether an Early Redemption Event occurs and the T-Bill Return will depend on the performance of the T-Bill Rate, neither of which will be known on the pricing date. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	$1,000 x [1 + (Index Return – Fee Percentage – T-Bill Return ) x Leverage Factor]		Aggregate Interest Amount		Payment at Maturity

2430.00	80.00%	$3,345.63	+	$10.00	=	$3,355.63
2160.00	60.00%	$2,745.63	+	$10.00	=	$2,755.63
1890.00	40.00%	$2,145.63	+	$10.00	=	$2,155.63
1620.00	20.00%	$1,545.63	+	$10.00	=	$1,555.63
1485.00	10.00%	$1,245.63	+	$10.00	=	$1,255.63
1417.50	5.00%	$1,095.63	+	$10.00	=	$1,105.63
1351.35	0.10%	$948.63	+	$10.00	=	$958.63
1350.00	0.00%	$945.63	+	$10.00	=	$955.63
1282.50	-5.00%	$795.63	+	$10.00	=	$805.63
1215.00	-10.00%	$645.63	+	$10.00	=	$655.63
1147.50	-15.00%	$495.63	+	$10.00	=	$505.63
1080.00	-20.00%	$345.63	+	$10.00	=	$355.63
945.00	-30.00%	$45.63	+	$10.00	=	$55.63
810.00	-40.00%	-$254.37	+	$10.00	=	$0.00
675.00	-50.00%	-$554.37	+	$10.00	=	$0.00
540.00	-60.00%	-$854.37	+	$10.00	=	$0.00
405.00	-70.00%	-$1,154.37	+	$10.00	=	$0.00
270.00	-80.00%	-$1,454.37	+	$10.00	=	$0.00
135.00	-90.00%	-$1,754.37	+	$10.00	=	$0.00
0.00	-100.00%	-$2,054.37	+	$10.00	=	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical payments set forth in the table above are calculated.

Example 1: The Ending Index Level increases from the Initial Index Level of 1350 to an Ending Index Level of 1417.50.
Because the Ending Index Level of 1417.50 is greater than the Initial Index Level of 1350, the investor receives a payment at maturity of $1,105.63 per $1,000 principal amount note, calculated as follows:

$1,000 x [1 + (5.00% – 1.66222% – 0.15%) x 3] + $10 = $1,105.63

Example 2: The Ending Index Level increases from the Initial Index Level of 1350 to an Ending Index Level of 1351.35.
Even though the Ending Index Level of 1351.35 is greater than the Initial Index Level of 1350, the investor receives a payment at maturity of $958.63 per $1,000 principal amount note, calculated as follows:

$1,000 x [1 + (0.10% – 1.66222% – 0.15%) x 3] + $10 = $958.63

Example 3: The Ending Index Level decreases from the Initial Index Level of 1350 to an Ending Index Level of 1080.
Because the Ending Index Level of 1080 is less than the Initial Index Level of 1350, the investor receives a payment at maturity of $355.63 per $1,000 principal amount note, calculated as follows:

$1,000 x [1 + (-20.00% – 1.66222% – 0.15%) x 3] + $10 = $355.63

Example 4: The Ending Index Level decreases from the Initial Index Level of 1350 to an Ending Index Level of 0.
Because the Ending Index Level of 0 is less than the Initial Index Level of 1350, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index	PS-7

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested daily Index closing values from January 2, 2004 through June 12, 2009, and the historical performance of the Index based on the daily Index closing values from June 15, 2009 to October 8, 2009. The Index was established on June 15, 2009. The Index closing value on October 8, 2009 was 1326.510. We obtained the Index closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing value on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of the Core Commodity-IGAR Sigma Long-Short set forth in the following graph was calculated on materially the same basis on which the performance of the Core Commodity-IGAR Sigma Long-Short is now calculated, but the number of S&P GSCITM constituents, and thus the universe of potential constituents, has changed over time. There are currently 24 S&P GSCITM components, of which 14 S&P GSCITM components are eligible as potential components of the Core Commodity-IGAR Sigma Long-Short.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index	PS-8

 ANNEX A

FORM OF NOTICE OF REDEMPTION

To: commodities_institutional_sales_New_York@jpmchase.com

Subject: Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index due October 20, 2010

The undersigned hereby irrevocably elects to exercise the right to have JPMorgan Chase & Co. redeem certain notes described in product supplement no. 167-A-II, dated October 7, 2009 and pricing supplement no. 325 dated October 8, 2009.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the Observation Date, as accelerated, with respect to the number of notes specified below at a price per note equal to the applicable redemption value on the Observation Date, as accelerated, and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time on the Maturity Date, as accelerated.
CUSIP No.: 48124ABE6

Name of holder:

Number of $1,000 principal amount notes to be redeemed:

DTC # (and any relevant sub-account):

Date: _________, 20__

Contact Name:

Telephone #:

Fax #:

Email:

Acknowledgement: I acknowledge that the notes specified above will not be redeemed unless all of the requirements specified in the product supplement and pricing supplement relating to the notes are satisfied.

** Questions regarding the repurchase requirements of your notes should be directed to commodities_institutional_sales_New_York@jpmchase.com.

JPMorgan Structured Investments — Principal-at-Risk Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Total Return Index	A-1